August 18, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar Kathleen Collins Mitchell Austin Jan Woo

Re:	Enfusion, Inc. Draft Registration Statement on Form S-1 Submitted July 1, 2021 CIK No. 0001868912

Ladies and Gentlemen:

This letter is submitted on behalf of Enfusion, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on July 1, 2021 (the “Draft Registration Statement”), as set forth in your letter dated July 28, 2021 addressed to Thomas Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Draft Registration Statement (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Draft Registration Statement on Form S-1 submitted July 1, 2021
Cover Page

1.	We note that insiders will continue to have substantial control over the company after this offering. Please revise here to disclose the voting power percentage of your directors, executive officers and greater than 5% stockholders.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

2.	Please revise to disclose the percentage of your voting power that will be controlled by Class A and Class B stockholders following the completion of this offering.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Our Company, page 2

3.	Please revise to disclose the actual numbers of clients for each period presented. Similar revisions should be made elsewhere throughout the filing where you discuss total clients. Also, you state here that you had 160 new clients during 2020; however, based on information provided elsewhere, it appears that the client base increased by 94 clients from December 31, 2019 to 2020. Please revise to disclose the clients lost during the period to add context to the information presented or explain the difference.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 75 of Amendment No. 1 to address the Staff’s comment.

4.	Please revise to disclose the various measures provided throughout your prospectus summary, such as dollar retention rate, gross profit margin, net income margin, and adjusted EBITDA margin, for the comparable prior period.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 87 of Amendment No. 1 to address the Staff’s comment.

Organizational Structure, page 7

5.	Please revise your post-offering organizational structure diagram, both here and on page 49, to disclose within the diagram, the percentage of voting and economic rights for each of the Class A and Class B common shareholders in Enfusion, Inc. and common unit holders in Enfusion Ltd. LLC. Please also revise to clarify, if true, that the exchangeable units referenced in the diagram are the common units of Enfusion Ltd. LLC.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the diagrams on pages 8 and 51 of Amendment No. 1 to address the Staff’s comment.

The Offering, page 11

6.	You state that Enfusion, Inc. intends to use the proceeds from this offering to acquire an equivalent number of newly-issued Common Units from Enfusion, Inc. Please revise to clarify that you will acquire newly-issued Common Units from Enfusion Ltd. LLC as you state elsewhere throughout the filing.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 11 of Amendment No. 1 to address the Staff’s comment.

Summary Consolidated Financial and Other Data, page 14

7.	Please revise here to also disclose the most comparable GAAP measure of net income margin with equal or greater prominence to your non-GAAP measure of adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 16 of Amendment No. 1 to address the Staff’s comment.

Risk Factors
Risks Related to Our Business and Industry, page 17

8.	We note that the interest rate for your term loan is tied to LIBOR. We also note that any late payments under the Tax Receivable Agreement will accrue based on LIBOR. Please include a risk factor regarding the potential impact to your liquidity and results operations from the expected discontinuance of LIBOR, or explain.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 32 of Amendment No. 1 to address the Staff’s comment.

Organizational Structure, page 48

9.	Please revise to clarify, if true, that the "Exchangeable Units" referenced in the diagram are the Common Units of Enfusion Ltd. LLC.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the diagram on page 50 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information, page 58

10.	We will review your pro forma financial information in detail once it has been provided in its entirety. However, at a minimum, please revise to include a column that reflects subtotals after the pro forma transaction adjustments and prior to any pro forma offering adjustments. Refer to Article 11-02(b)(4)(i) of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its unaudited pro forma consolidated balance sheet as of June 30, 2021 and its unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2021 to include a column that reflects subtotals after the Reorganization Adjustments and prior to any pro forma offering adjustments and a column that reflects the offering adjustments. The Company also respectfully advises the Staff that its pro forma financial information will be provided in a subsequent amendment to the Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Metrics and Other Non-GAAP Financial Measures, page 69

11.	We note that your net dollar retention rate excludes involuntary cancellations. Please tell us the net dollar retention rate for each period including both voluntary and involuntary cancellations and your consideration to disclose such amounts particularly considering the difference between your churn and adjusted churn rates.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Net Dollar Retention Rate (inclusive of involuntary terminations) was 117.9% and 103.1% as of June 30, 2021 and June 30, 2020, respectively. The Company also advises the Staff that Net Dollar Retention Rate (exclusive of involuntary terminations) was 122.4% and 109.8% as of June 30, 2021 and June 30, 2020, respectively. The Company respectfully informs the Staff that the Company ultimately concluded that inclusion of involuntary terminations in the metric is not reflective of its ability to retain clients or grow revenues within existing client accounts, which is why this was not disclosed.

12.	We note your adjustment to add back payments for management incentive awards, which appears to relate to repurchases of Award Units. Please tell us how you considered Question 100.01 of the Non-GAAP C&DIs with regards to whether such payments are normal, recurring cash operating expenses necessary to operate your business.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers Rule 100(b) of Regulation G and Question 100.01 of the Compliance and Disclosure Interpretations (“CD&I”) on Non-GAAP Financial Measures when excluding an item from Adjusted EBITDA. The Company does not believe that the adjustment for the repurchase of management incentive awards is misleading or is inappropriately adjusting for normal, recurring, cash operating expenses to operate the Company’s business.

As further described in Note 10 in the Notes to Consolidated Financial Statements in Amendment No.1, the Company has a Change in Control Bonus Plan (the “Plan”) under which the Company grants Management

Incentive Award Units (“Award Units”) to certain members of management (“Participants”). Upon a change in control transaction (i.e., a liquidity event), the Company makes a cash bonus payment to Participants based on the number of Award Units held by each Participant.

In 2019 and 2020, the Company made a discretionary election to repurchase certain Award Units from Participants upon the entry into the Credit Agreement with Silicon Valley Bank for a term loan and revolving debt facility (the “Credit Agreement”) and the issuance of the Class D Units, respectively. Neither the entry into the Credit Agreement nor the issuance of the Class D Units represented a change in control event triggering a cash bonus payment under the Plan. In addition, the Company repurchased certain Award Units from one Participant as part of a negotiated separation arrangement in June 2021.

Although the Company elected to repurchase certain Award Units under the specified circumstances noted above, the Company does not have plans to repurchase Award Units in the future outside of a change in control event, and thus views these as non-recurring expenses after this offering. Further, these payments are not necessary for the operation of the Company’s core business, and are not indicative of the Company’s ongoing core operating performance. Accordingly, the Company respectfully advises the Staff that it believes it is appropriate to remove these payments when calculating Adjusted EBITDA.

Due to the infrequent nature of these discretionary repurchases and the fact that the Company does not anticipate repurchasing Award Units in the future, the Company believes that excluding these expenses from the non-GAAP financial measures is useful to both management and investors because it facilitates comparability of period to period results, provides meaningful supplemental information regarding the Company’s core operating performance, and does not result in the non-GAAP measures being misleading. The Company further advises the Staff that management does not include such bonuses in its evaluation of the Company’s historical performance.

Results of Operations
Years Ended December 31, 2020 and 2019, page 71

13.	You disclose that the increase in platform subscription revenues in 2020 was primarily driven by an increase in the number of total clients, as well as increased revenues generated from existing clients. Please revise to quantify the relative contribution of each of these factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantification. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 74 and 75 to describe the percentage of the increase in platform subscription revenue that was attributable to existing customers versus new customers. Additionally, the Company has reviewed Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835 and in accordance with this guidance has removed the word “primarily” in various portions of the “Results of Operations” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in favor of specific quantification.

14.	You refer to the increase in headcount as a contributor to the increase in various expense line items. Please revise to disclose the specific changes in, and additions to, headcount that contributed to the increase in each expense. In addition, revise your risk factor disclosures on page 22 to disclose the total number of employees as of December 31, 2019.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 23 and 74 of Amendment No. 1 to address the Staff’s comment.

Description of Capital Stock
Choice of Forum, page 113

15.	Please ensure that your exclusive forum disclosure here is consistent with your risk factor disclosure on page 42 and the provisions in your governing documents. In this regard, we note that the risk factor states that these provisions will be located in your amended and restated certificate of incorporation while disclosure here states that the provisions will be in the bylaws. Additionally, in light of the federal exclusive forum provision for Securities Act claims, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 43 and 44 of Amendment No. 1 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Principals of Consolidation and Basis of Presentation Segments, page F-11

16.	Please revise to disclose the amount of revenue from external customers attributable to the United States. In this regard, it is unclear from your disclosures on page F-14 if the "Americas" includes other countries in addition to your country of domicile. Also, disclose the long-lived assets located in the United States and in all foreign countries in total. If it is impracticable to provide this information, please disclose as such. Refer to ASC 280-10-50-41.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-14 and F-16 of Amendment No. 1 to address the Staff’s comment.

Note 6. Debt, page F-17

17.	Please explain further your cross reference to Note 10 with regards to your discussion of paying Member Distributions from the proceeds of your Term Loans or revise your disclosures as necessary.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-21 of Amendment No. 1 to address the Staff’s comment.

Note 10. Management Incentive Plans, page F-21

18.	Please address the following as it relates to the Change in Control Bonus Plan and Management Incentive Awards:
●	Revise to include a description of the plan including vesting terms and maximum term, if any, and disclose the number of Award Units granted, forfeited and repurchased during the year.
●	Explain further why the company repurchased Award Units in conjunction with the issuance of Series C-2 and Series D Preferred Units and clarify how the repurchase price and related compensation expense was determined.
●	Tell us whether the Reorganization or Offering Transaction will qualify as a change in control liquidity event that will trigger the cash bonus payment, and if so, revise to disclose the amount of expense that will be recorded upon consummation of such Transactions and ensure you have included the necessary adjustments in your pro forma financial statements. Alternatively, revise to clarify what will happen to these awards upon consummation of this offering.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has revised its disclosures on page F-21 of Amendment No. 1 to address the Staff’s comment. The Company informs the Staff that the repurchase of Award Units was offered to certain members of senior management. The repurchase price and associated compensation expense was calculated in accordance with the per Unit price for each private equity transaction disclosed in Note 9 on page F-19 of Amendment No. 1. In addition, the Company informs the Staff that the Reorganization or Offering Transaction will not qualify as a change in control that will trigger a cash bonus payment. As such, the Company respectfully advises the Staff that it will revise its disclosure to clarify what will happen to these awards upon consummation of this offering. The Company also advises the Staff that the Company is evaluating potential alternative scenarios to enact upon consummation of this offering and will revise the disclosure accordingly in a subsequent amendment to the Draft Registration Statement.

Exhibits

19.	Please tell us whether you intend to file your credit agreement and all amendments as exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file the credit agreement and amendments as exhibits in a subsequent amendment to the Draft Registration Statement.

General

20.	On page F-19, you disclose that you have an agreement with an employee pursuant to which the employee will receive 2.0% of your net profits each year and is entitled to receive a cash payment of 2.0% of your value in the event the company is sold or the employee is involuntarily terminated Please revise to summarize the material terms of this agreement, including the term of the agreement and how the company is valued if the company is sold or the employee is involuntarily terminated. Additionally, please tell us the name and position of the employee with whom you have this agreement, and whether this employee is a related person under Item 404 of Regulation S-K. Lastly, please consider including risk factor disclosure of this agreement if it poses material risks to your or shareholders.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-19 of Amendment No. 1. The Company advises the Staff that it will provide to the Staff on a supplemental basis the name of and title of the applicable employee, who is neither an executive officer of the Company nor a related person under Item 404 of Regulation S-K. The Company also respectfully advises the Staff that it is taking under advisement the inclusion of risk factor disclosure regarding this agreement and will include such disclosure in a subsequent amendment to the Draft Registration Statement if it determines that the agreement poses material risks to its shareholders.

21.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

GOODWIN PROCTER LLP

/s/ Gregg L. Katz
Gregg L. Katz, Esq.

cc:Thomas Kim, Enfusion, Inc.

Blake Nielsen, Esq., Enfusion, Inc.

Jesse Nevarez, Esq., Goodwin Procter LLP

Deanna Kirkpatrick, Esq., Davis Polk & Wardwell LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP